Exhibit 99.2

To: LogicBio employees

From Marc Dunoyer

Date/Time: Day of announcement, following internal town hall

Subject: A New Chapter for LogicBio & Alexion, AstraZeneca Rare Disease

LogicBio Colleagues,

Today we announced our intention to welcome LogicBio to Alexion, AstraZeneca Rare Disease. I wanted to reach out to you personally to share my excitement about the news and our future together.

The LogicBio team has earned its reputation as a pioneer in genomic medicine with your unique technology, experienced rare disease R&D team and expertise in pre-clinical development. Bringing the LogicBio team’s unique strength and expertise in genomic science together with Alexion and AstraZeneca’s existing collaborations will open up new scientific capabilities that will ultimately benefit patients. For the LogicBio team, becoming part of a larger scientific community will also create opportunities for innovation, development and career growth.

One thing has been clear since we began discussions with your team – LogicBio’s strength is its people. A key goal of this acquisition is to retain you at your current location in Lexington, MA.

We’re aiming to close the deal in four to six weeks and in that time you will have opportunities to meet Alexion leaders and learn more about our organization. I’m sure you have many questions about what this news means for you and your colleagues and we’re committed to being as transparent as possible throughout the process.

I look forward to beginning a new chapter together. Our two organizations are closely aligned in our commitment to science and patients, and I look forward to discovering how we can come together to transform the lives of patients with unmet medical needs.

Sincerely,

Marc

Additional Information

The transaction referenced in this communication, including the tender offer, has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of LogicBio Therapeutics, Inc. (“LogicBio”), nor is it a substitute for the tender offer materials that LogicBio, Alexion Pharmaceutical, Inc. (“Alexion”) or its acquisition subsidiary, Camelot Merger Sub, Inc. will file with the Securities and Exchange Commission (“SEC”). The solicitation and offer to buy LogicBio stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Alexion intends to file with the SEC. At the time the tender offer is commenced, Alexion and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter LogicBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. LOGICBIO’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LOGICBIO SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of LogicBio at no expense to them and will also be made available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting either Alexion or LogicBio. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement LogicBio each file annual, quarterly and current reports, proxy statements and other information with the SEC. LogicBio’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.